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NEWS RELEASE
                                             TRISH SCORPIO
                                             CERIDIAN CORPORATION
                                             612/853-4717


              CERIDIAN ANNOUNCES EARLY TERMINATION OF WAITING PERIOD
                            UNDER HART-SCOTT-RODINO ACT
         IN CONNECTION WITH TENDER OFFER FOR ABR INFORMATION SERVICES, INC.

MINNEAPOLIS, May 18, 1999 - Ceridian Corporation (NYSE: CEN) announced today that it has received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the tender offer by its wholly owned subsidiary for all of the outstanding shares of voting common stock of ABR Information Services, Inc. (NYSE: ABRX).

As previously announced, pursuant to a Merger Agreement with ABR Information Services, Inc. on May 7, 1999, Ceridian's wholly owned subsidiary commenced a tender offer for all of the outstanding shares of voting common stock of ABR at $25.50 per share in cash. Unless extended, the offer is scheduled to expire at midnight, New York City time, on June 4, 1999.

Ceridian Corporation (www.ceridian.com) is a leading information services company that serves the human resources, transportation and media information markets. Ceridian's human resources businesses, in addition to Ceridian Employer Services, include Ceridian Performance Partners, a provider of fully integrated workplace effectiveness solutions; Centrefile, a provider of payroll and human resources management solutions in the United Kingdom; and Usertech, a provider of computer user training and performance support programs. Ceridian's other businesses include Comdata, a provider of transaction processing and information services to the transportation industry, and Arbitron, a research company serving the media industry.